Jill R. Radloff 612.335.7119 DIRECT 612.335.1657 DIRECT FAX jill.radloff@stinson.com

April 26, 2016

VIA EDGAR

H. Roger Schwall
Division of Corporation Finance U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Black Ridge Oil & Gas, Inc. Preliminary Information Statement on Schedule 14C Filed on March 31, 2016 Commission File Number 000-53952

Dear Mr. Schwall:

We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the “Company”) in connection with the filing of the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2016. On April 22, 2016, the Company received a letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) relating to the Information Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter. Capitalized terms used but not defined herein are given the meaning ascribed to them in the Information Statement. For ease of reference, we have repeated the comments contained in the Comment Letter in italics.

General Overview of Actions, page 1:

1.	Under “Actions by Consenting Shareholders,” identify who consented to the solicitation and, if these were officers or directors, clarify why the solicitation was not on behalf of the company.

Response:

The section has been revised to identify who consented to the solicitation and clarify why the solicitation was not on behalf of the company. Because Messrs. Bradley Berman and Ken DeCubellis, along with Mr. Lyle Berman acted on their own behalf as stockholders and not in their capacities as Chairman of the Board and Chief Executive Officer, respectively, and the number of persons contacted by them were less than ten, their communications were solicitations exempt under Rule 14a-2(b)(2). We have revised the Information Statement to clarify that the solicitation for the written consent was not conducted by the Company and was done in reliance on the exemption under Rule 14a-2(b)(2).

1

H. Roger Schwall

April 26, 2016

Background, Mechanics and Reasons for the Consummation of the BRHC Transaction

Alternatives Considered, page 17

2.	We note that you briefly highlight “a number of alternatives” considered by the board and management in this section. Please revise to more fully describe all potential strategic alternatives considered by the board and your management team and explain why such alternative were not pursued. As part of such discussion, please describe the events that led to the obtainment of written consents and when that solicitation occurred relative to the company’s consideration of these alternatives.

Response:

We have revised the Information Statement to clarify that the described alternatives were all the potential strategic alternatives considered by the board and management team and to more fully describe all potential strategic alternatives to the BHRC Transaction and why such alternatives were not pursued. We have also added a description to the discussion of how the written consents were solicited and when that solicitation occurred.

* * * *

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following statements on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions, please do not hesitate to contact me directly at (612) 335-7119.

Respectfully submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff

Jill R. Radloff